UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 22, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

Information Contained in this Form 6-K Report

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-197518) of Global Ship Lease, Inc. (the “Company”), which was declared effective on July 30, 2014.

Attached hereto as Exhibit I is a press release dated March 22, 2017 of the Company announcing the commencement of an Excess Cash Flow Offer to purchase up to $20.0 million of First Priority Secured Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 22, 2017	By:	/s/ Susan Cook
Susan Cook Chief Financial Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Excess Cash Flow Offer to Purchase up to $20 Million of First Priority Secured Notes

LONDON, March 22, 2017 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that it is commencing a cash tender offer (the “Excess Cash Flow Offer”) to purchase up to $20 million aggregate amount (the “Maximum Offer Amount”) with respect to its outstanding 10.000% First Priority Secured Notes due 2019 (the “Notes”) at a purchase price of 102% of the aggregate principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date.

The Excess Cash Flow Offer is being made pursuant to requirements set forth in the indenture governing the Notes that require the Company to offer to purchase Notes, subject to there being at least $1.0 million of Excess Cash Flow, up to a maximum of $20 million and subject to certain limitations, within 120 days following the end of each fiscal year.

The Company had at least $20 million of Excess Cash Flow in fiscal year 2016.

The Excess Cash Flow Offer will expire at 5:00 p.m., New York City time, on April 19, 2017, unless extended by the Company, in its sole discretion (the “Offer Expiration Date”). If the aggregate amount with respect to the Notes validly tendered (and not validly withdrawn) in the Excess Cash Flow Offer exceeds the Maximum Offer Amount, the trustee under the indenture governing the Notes will select the Notes to be accepted for purchase on a pro rata basis (with such adjustments as may be needed so that only Notes in minimum amounts of $200,000 and integral multiples of $1,000 in excess thereof will be so purchased). Tenders of the Notes must be made on or prior to the Offer Expiration Date and may be validly withdrawn at any time on or prior to the Offer Expiration Date.

In the event that the aggregate amount with respect to tendered and accepted Notes is less than the Maximum Offer Amount, any amount less than the Maximum Offer Amount not used for the purchase of Notes pursuant to the Excess Cash Flow Offer will be available by the Company for use in any manner permitted under the indenture.

The Excess Cash Flow Offer is being made pursuant to an Offer to Purchase, dated March 22, 2017, and related documents (collectively, the “Offer Documents”), which set forth the complete terms and conditions of the Excess Cash Flow Offer. The Excess Cash Flow Offer is made only by and pursuant to the terms set forth in the Offer Documents, and the information in this press release is qualified by reference to those documents. Subject to applicable law, the Company may amend, extend or terminate the Excess Cash Flow Offer.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Notes.

THE EXCESS CASH FLOW OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER DOCUMENTS THAT THE COMPANY WILL DISTRIBUTE TO ITS NOTEHOLDERS AND NOTEHOLDERS SHOULD READ CAREFULLY THE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE EXCESS CASH FLOW OFFER. NOTEHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE EXCESS CASH FLOW OFFER.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

At December 31, 2016, Global Ship Lease owned 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity of 12.0 years. All vessels are currently fixed on time charters, 15 with CMA CGM. The average remaining term of the charters is 3.9 years or 4.0 years on a weighted basis.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.